Exhibit 99.3

FORM OF

LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

AND TO WARRANT HOLDERS OF RECORD

STEMCELLS, INC.

Subscription Rights to Purchase Shares of Common Stock of StemCells, Inc.

[            ], 2016

Dear Stockholder and/or Warrant Holder:

This letter is being distributed by StemCells, Inc. (the “Company”) to all holders of record of shares of its common stock, $0.01 par value per share (the “Common Stock”) and to holders of record of the its warrants (the “Warrant Holders,” and together with the Stockholders, the “Holders”) as of 5:00 p.m., Eastern Time, on [            ], 2016 (the “Record Date”), in connection with the rights offering by the Company (the “Rights Offering”), pursuant to which the Company is distributing non-transferable subscription rights (the “Subscription Rights”) to the Holders. Each Subscription Right entitles the holder to [            ] share of the Company’s Common Stock. The Subscription Rights and Common Stock are described in our prospectus dated [            ], 2016 (a copy of which accompanies this notice) (the “Prospectus”).

Pursuant to the Rights Offering, the Company is issuing Subscription Rights to subscribe for up to [            ] shares of Common Stock on the terms and subject to the conditions described in the Prospectus, at a subscription price of $[            ] per share of Common Stock (the “Subscription Price”).

The Subscription Rights may be exercised at any time during the subscription period, which commences on [            ], 2016 and ends at 5:00 p.m., Eastern Time, on [            ], 2016, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).

As described in the Prospectus, Holders will receive [            ] Subscription Right for each share of Common Stock owned and for each shares of Common Stock into which the Warrants you hold are exercisable, as applicable, on the Record Date, evidenced by non-transferable Subscription Rights certificates (the “Subscription Rights Certificates”). Each Subscription Right entitles the holder to purchase [            ] share of Common Stock at the Subscription Price (the “Basic Subscription Right”).

Holders who fully exercise their Basic Subscription Right will be entitled to subscribe for additional shares of Common Stock that remain unsubscribed as a result of any unexercised Basic Subscription Right (the “Over-Subscription Privilege”) pursuant to the terms and conditions of the rights offering. If the Over-Subscription Privilege requests exceed the remaining shares available, the remaining shares will be allocated pro-rata among holders who over-subscribe based on the number of shares of Common Stock and Warrants owned by all holders exercising the Over-Subscription Privilege. If this pro rata allocation results in any holders receiving a greater number of shares than the holder subscribed for, then such holder will be allocated only the number of shares for which the holder oversubscribed, and the remaining shares will be allocated among all holders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all shares have been allocated.

The Company will not issue fractional shares. Fractional shares resulting from the exercise of the Basic Subscription Rights and the Over-Subscription Privileges will be eliminated by rounding down to the nearest whole share. Any excess subscription payment received by the Subscription Agent will be returned, without interest or penalty, within 10 business days following the expiration of the Rights Offering.

Unless we otherwise agree in writing, a person or entity, together with related persons or entities, may not exercise subscription rights (including over-subscription privileges) that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning in excess of 19.9% of our issued and outstanding shares of common stock following the closing of the transactions contemplated by this rights offering.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Subscription Rights Certificate

3.	Instructions for Use of Subscription Rights Certificates

4.	Notice of Important Tax Information

5.	Notice of Guaranteed Delivery

6.	A return envelope, addressed to Broadridge Corporate Issuer Solutions, Inc. (the “Rights Agent”)

Your prompt attention is requested. To exercise your Subscription Rights, you should deliver the properly completed and signed Subscription Rights Certificate (or Notice of Guaranteed Delivery if you are following such procedures), with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and Over-Subscription Privilege, if applicable, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the properly completed and duly executed Subscription Certificate (or Notice of Guaranteed Delivery) and full payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Date.

You cannot revoke the exercise of your Subscription Right. Subscription Rights not exercised at or prior to 5:00 p.m., Eastern Time, on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., THE INFORMATION AGENT, TOLL-FREE AT (855) 793-5068.

Very truly yours,

StemCells, Inc

Kenneth B. Stratten
General Counsel